Exhibit 99.1

N  E  W  S     R  E  L  E  A  S  E

Contacts:	Kate Fitzsimons Investor Relations ir@footlocker.com Leigh Parrish Joele Frank, Wilkinson Brimmer Katcher lparrish@joelefrank.com mediarelations@footlocker.com

FOOT LOCKER, INC. REPORTS PRELIMINARY FIRST QUARTER 2025 FINANCIAL RESULTS

NEW YORK, NY, May 15, 2025 – Foot Locker, Inc. (NYSE: FL) today reported select preliminary financial results for its first quarter ended May 3, 2025.

Mary Dillon, Chief Executive Officer, said, “Despite making ongoing progress with our Lace Up Plan, our preliminary first quarter results are below our expectations as we experienced softer traffic trends globally. We continued to manage our promotional levels and maintain inventory and expense discipline, and we have taken actionable steps to advance these efforts and remain nimble and well positioned in an uncertain macroeconomic backdrop.”

Ms. Dillon continued, “In the first quarter, we continued to elevate our in-store experience through our Reimagined and Refresh programs and enhanced our digital offerings, including our new Champs Sports and Kids Foot Locker mobile apps. We have remained focused on increasing engagement through our FLX program and leveraging our strong brand partnerships to generate excitement for our customers.”

Preliminary First Quarter Results

•	Comparable sales decreased by 2.6% from the prior-year period, with comparable sales in the North America region decreasing by 0.5%.

•	Net loss is expected to be $363 million, as compared with net income of $8 million in the corresponding prior-year period. On a non-GAAP basis, net loss is expected to be $6 million for the first quarter, as compared with net income of $21 million in the corresponding prior-year period.

•	First quarter loss per share is expected to be $3.81, as compared with earnings per share of $0.09 in the first quarter of 2024. Non-GAAP loss is expected to be $0.07 per share in the first quarter, as compared with non-GAAP earnings per share of $0.22 in the corresponding prior-year period.

•	Non-GAAP net loss and net loss per share exclude non-cash impairment charges totaling $276 million and primarily reflect a $140 million charge related to a tradename and a goodwill impairment charge of $110 million. Additionally, we recorded a full valuation allowance on the Company’s deferred tax assets and deferred tax costs related to the Company’s European business totaling $124 million, which is excluded from our non-GAAP results.

See the tables below for the reconciliation of Non-GAAP measures and details regarding the impairment charges and valuation allowance.

Agreement to be Acquired by DICK’S

In a separate press release issued today, Foot Locker and DICK’S Sporting Goods announced that they have entered into a definitive merger agreement under which DICK’S will acquire Foot Locker in a transaction that implies an equity value of approximately $2.4 billion and an enterprise value of approximately $2.5 billion. Under the terms of the merger agreement, which has been unanimously approved by the boards of directors of DICK’S and Foot Locker, Foot Locker shareholders will elect to receive either (i) $24.00 in cash or (ii) 0.1168 shares of DICK’S common stock for each share of Foot Locker common stock. The election is not subject to a minimum or maximum amount of cash or stock consideration.

The transaction is subject to Foot Locker shareholder approval and other customary closing conditions, including regulatory approvals, and is expected to close in the second half of 2025.

Foot Locker plans to report full financial results for its first quarter ended May 3, 2025, before the U.S. markets open on Thursday, May 29, 2025. In light of the pending transaction with DICK’S, Foot Locker will not be holding its previously scheduled conference call to discuss its first quarter 2025 results and will not be providing or updating previously issued financial guidance.

About Foot Locker, Inc.

Foot Locker, Inc. is a leading footwear and apparel retailer that unlocks the "inner sneakerhead" in all of us. With approximately 2,400 retail stores in 20 countries across North America, Europe, Asia, Australia, and New Zealand, and a licensed store presence in Europe, the Middle East and Asia, Foot Locker has a strong history of sneaker authority that sparks discovery and ignites the power of sneaker culture through its portfolio of brands, including Foot Locker, Kids Foot Locker, Champs Sports, WSS, and atmos.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified as those that may predict, forecast, indicate or imply future results or performance and by forward-looking words such as “believe”, “anticipate”, “expect”, “estimate”, “predict”, “intend”, “plan”, “project”, “goal”, “will”, “will be”, “will continue”, “will result”, “could”, “may”, “might” or any variations of such words or other words with similar meanings. Any statements about DICK’S Sporting Goods, Inc.’s (“DICK’S Sporting Goods”), Foot Locker, Inc.’s (“Foot Locker”) or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. These statements are subject to known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time, many of which may be beyond DICK’S Sporting Goods’, Foot Locker’s and the combined company’s control. DICK’S Sporting Goods’, Foot Locker’s and the combined company’s future performance and actual results may differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements should not be relied upon as a prediction of actual results. Forward-looking statements include statements regarding, among other things, the benefits of the combination of DICK’S Sporting Goods and Foot Locker (the “Transaction”), including future financial and operating results and the combined company’s plans, objectives, expectations, intentions, growth strategies and culture and other statements that are not historical facts. Factors that could cause actual results to differ materially from those expressed or implied in any forward-looking statements include, but are not limited to, current macroeconomic conditions, including prolonged inflationary pressures, potential changes to international trade relations, geopolitical conflicts and adverse changes in consumer disposable income; supply chain constraints, delays and disruptions; fluctuations in product costs and availability due to tariffs, currency exchange rate fluctuations, fuel price uncertainty and labor shortages; changes in consumer demand for products in certain categories and consumer lifestyle changes; intense competition in the sporting goods industry; the overall success of DICK’S Sporting Goods’, Foot Locker’s and the combined company’s strategic plans and initiatives; DICK’S Sporting Goods’, Foot Locker’s and the combined company’s vertical brand strategy and plans; DICK’S Sporting Goods’, Foot Locker’s and the combined company’s ability to optimize their respective distribution and fulfillment networks to efficiently deliver merchandise to their stores and the possibility of disruptions; DICK’S Sporting Goods’, Foot Locker’s and the combined company’s dependence on suppliers, distributors, and manufacturers to provide sufficient quantities of quality products in a timely fashion; the potential impacts of unauthorized use or disclosure of sensitive or confidential customer, employee, vendor or other information; the risk of problems with DICK’S Sporting Goods’, Foot Locker’s and the combined company’s information systems, including e-commerce platforms; DICK’S Sporting Goods’, Foot Locker’s and the combined company’s ability to attract and retain customers, executive officers and employees; increasing labor costs; the effects of the performance of professional sports teams within DICK’S Sporting Goods’, Foot Locker’s and the combined company’s core regions of operations; DICK’S Sporting Goods’, Foot Locker’s and the combined company’s ability to control expenses and manage inventory shrink; the seasonality of certain categories of DICK’S Sporting Goods’, Foot Locker’s and the combined company’s operations and weather-related risks; changes in applicable tax laws, regulations, treaties, interpretations and other guidance; product safety and labeling concerns; the projected range of capital expenditures of DICK’S Sporting Goods, Foot Locker and the combined company, including costs associated with new store development, relocations and remodels and investments in technology; plans to return capital to stockholders through dividends and share repurchases, if any; DICK’S Sporting Goods’, Foot Locker’s and the combined company’s ability to meet market expectations; the influence of DICK’S Sporting Goods’ Class B common stockholders and associated possible scrutiny and public pressure; compliance and litigation risks; DICK’S Sporting Goods’, Foot Locker’s and the combined company’s ability to protect their respective intellectual property rights or respond to claims of infringement by third parties; the availability of adequate capital; obligations and other provisions related to DICK’S Sporting Goods’, Foot Locker’s and the combined company’s indebtedness; DICK’S Sporting Goods’, Foot Locker’s and the combined company’s future results of operations and financial condition; the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the Transaction; the outcome of any legal proceedings that may be instituted against DICK’S Sporting Goods or Foot Locker, including with respect to the Transaction; the possibility that the Transaction does not close when expected or at all because required regulatory or shareholder approvals or other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction, including anticipated cost synergies, may not be fully realized or may take longer to realize than expected; the ability to promptly and effectively integrate the businesses of DICK’S Sporting Goods and Foot Locker following the closing of the Transaction; the dilution caused by the issuance of shares of DICK’S Sporting Goods common stock in the Transaction; the possibility that a Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the terms of the debt financing incurred in connection with the Transaction; reputational risk and potential adverse reactions of DICK’S Sporting Goods’ or Foot Locker’s customers, employees or other business partners; and the diversion of DICK’S Sporting Goods’ and Foot Locker’s management’s attention and time from ongoing business operations and opportunities due to the Transaction. These factors are not necessarily all of the factors that could cause DICK’S Sporting Goods’, Foot Locker’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm DICK’S Sporting Goods’, Foot Locker’s or the combined company’s results.

For additional information on these and other factors that could affect DICK’S Sporting Goods’ or Foot Locker’s actual results, see the risk factors set forth in DICK’S Sporting Goods’ and Foot Locker’s filings with the Securities and Exchange Commission (the “SEC”), including DICK’S Sporting Goods’ most recent Annual Report on Form 10-K, filed with the SEC on March 27, 2025, and its other filings with the SEC, and Foot Locker’s most recent Annual Report on Form 10-K, filed with the SEC on March 27, 2025, and its other filings with the SEC. DICK’S Sporting Goods and Foot Locker disclaim and do not undertake any obligation to update or revise any forward-looking statement in this presentation, except as required by applicable law or regulation. Forward-looking statements included in this presentation are made as of the date of this presentation.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the Transaction, DICK’S Sporting Goods intends to file with the SEC a registration statement on Form S-4, which will include a proxy statement of Foot Locker that also constitutes a prospectus for the shares of DICK’S Sporting Goods common stock to be offered in the Transaction. Each of DICK’S Sporting Goods and Foot Locker may also file other relevant documents with the SEC regarding the Transaction. This communication is not a substitute for the proxy statement/prospectus or registration statement or any other document that DICK’S Sporting Goods or Foot Locker may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to shareholders of Foot Locker. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT DICK’S SPORTING GOODS, FOOT LOCKER, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about DICK’S Sporting Goods, Foot Locker and the Transaction once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by DICK’S Sporting Goods will be available free of charge on DICK’S Sporting Goods’ website at https://investors.dicks.com. Copies of the documents filed with the SEC by Foot Locker will be available free of charge on Foot Locker’s website at https://investors.footlocker-inc.com.

Participants in the Solicitation

DICK’S Sporting Goods, Foot Locker and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Transaction. Information about the directors and executive officers of DICK’S Sporting Goods is set forth in DICK’S Sporting Goods’ proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on May 2, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001089063/000108906325000054/dks-20250501.htm, under the headings “Corporate Governance,” “Director Compensation,” “Executive Compensation,” “Transactions with Related Persons” and “Stock Ownership,” DICK’S Sporting Goods’ Annual Report on Form 10-K for the fiscal year ended February 1, 2025, which was filed with the SEC on March 27, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1089063/000108906325000012/dks-20250201.htm, and to the extent holdings of DICK’S Sporting Goods securities by its directors or executive officers have changed since the amounts set forth in DICK’S Sporting Goods’ proxy statement for its 2025 annual meeting of stockholders, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or Statements of Changes in Beneficial Ownership on Form 4, which are filed with the SEC. Information about the directors and executive officers of Foot Locker is set forth in Foot Locker’s proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on April 10, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/850209/000110465925033769/tm2425908-3_def14a.htm, under the headings “Governance,” “Director Compensation,” “Executive Compensation” and “Shareholder Ownership,” Foot Locker’s Annual Report on Form 10-K for the fiscal year ended February 1, 2025, which was filed with the SEC on March 27, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/850209/000143774925009620/floc20241213_10k.htm, and to the extent holdings of Foot Locker securities by its directors or executive officers have changed since the amounts set forth in Foot Locker’s proxy statement for its 2025 annual meeting of shareholders, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or Statements of Changes in Beneficial Ownership on Form 4, which are filed with the SEC.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Copies of the documents filed with the SEC by DICK’S Sporting Goods and Foot Locker will be available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by DICK’S Sporting Goods will be available free of charge on DICK’S Sporting Goods’ website at https://investors.dicks.com and those filed by Foot Locker will be available free of charge on Foot Locker’s website at https://investors.footlocker-inc.com.

Non-GAAP Financial Measures

In addition to reporting the Company's financial results reported in accordance with generally accepted accounting principles ("GAAP"), the Company reports certain financial results that differ from what is reported under GAAP. Non-GAAP financial measures that will be presented will exclude (i) gains or losses related to our minority investments, (ii) impairments and other, and (iii) certain tax matters that we believe are nonrecurring or unusual in nature.

Certain financial measures are identified as non-GAAP, such as sales changes excluding foreign currency fluctuations, adjusted income before income taxes, adjusted net income, and adjusted diluted earnings per share. We present certain amounts as excluding the effects of foreign currency fluctuations, which are also considered non-GAAP measures. Where amounts are expressed as excluding the effects of foreign currency fluctuations, such changes are determined by translating all amounts in both years using the prior-year average foreign exchange rates. Presenting amounts on a constant currency basis is useful to investors because it enables them to better understand the changes in our business that are not related to currency movements.

These non-GAAP measures are presented because we believe they assist investors in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core business or affect comparability. In addition, these non-GAAP measures are useful in assessing our progress in achieving our long-term financial objectives and are consistent with how executive compensation is determined.

We estimate the tax effect of all non-GAAP adjustments by applying a marginal tax rate to each item. The income tax items represent the discrete amount that affected the period. The non-GAAP financial information is provided in addition, and not as an alternative, to our reported results prepared in accordance with GAAP.

Non-GAAP Reconciliation

(preliminary and unaudited)

Periods ended May 3, 2025 and May 4, 2024

(In millions, except per share amounts)

The various non-GAAP adjustments are summarized in the tables below.

Reconciliation of GAAP to non-GAAP results:

	First Quarter
	2025 (preliminary)	2024
Pre-tax (loss) income:
(Loss) income before income taxes	$(270)	$13
Pre-tax adjustments excluded from GAAP:
Impairment and other (1)	276	14
Other income / expense (2)	(4)	2
Adjusted income before income taxes (non-GAAP)	$2	$29

After-tax (loss) income:
Net (loss) income	$(363)	$8
After-tax adjustments excluded from GAAP:
Impairment and other, net of income tax benefit of $39 and $3 million, respectively (1)	237	11
Other income / expense, net of income tax expense of $- and $- million, respectively (2)	(4)	2
Tax valuation allowance and deferred tax cost write off (3)	124	—
Adjusted net (loss) income (non-GAAP)	$(6)	$21

	First Quarter
	2025 (preliminary)	2024
Earnings per share:
Diluted (loss) earnings per share	$(3.81)	$0.09
Diluted per share amounts excluded from GAAP:
Impairment and other (1)	2.48	0.11
Other income / expense (2)	(0.05)	0.02
Tax valuation allowance and deferred tax cost write off (3)	1.31	—
Adjusted diluted (loss) earnings per share (non-GAAP)	$(0.07)	$0.22

Notes on Non-GAAP Adjustments:

(1)

Included in the first quarter of 2025 impairment and other caption were non-cash impairment charges of $140 million to write down the WSS tradename and $110 million impairment of goodwill, as a result of a triggering event due to a reduction in the Company’s stock price and resulting market capitalization, coupled with general macroeconomic factors. Additionally, the Company recorded $15 million in non-cash impairment charges of long-lived assets and right-of-use assets. In connection with the previously announced global headquarters relocation and shutdown of the businesses which operated in South Korea, Denmark, Norway, and Sweden, we recorded accelerated tenancy and lease termination charges of $8 million. The Company has closed all stores operating in those regions as it focuses on improving the overall results of its international operations. Finally, the Company recorded $3 million of reorganization costs primarily related to the announced global headquarters relocation and shutdown costs.

For the first quarter of 2024, impairment and other included a loss accrual for legal claims of $7 million and a $7 million impairment of long-lived assets and right-of-use assets related to the Company's decision to no longer operate, and to sublease, one of its larger underperforming stores in Europe.

(2)

For the first quarter of 2025, other expense / income included a $5 million gain on the sale of the Greece and Romania businesses, partially offset by $1 million of our share of losses related to equity method investments.

For the first quarter of 2024, other income / expense consisted of $2 million of our share of losses related to equity method investments.

(3)	In the first quarter of 2025, it was determined that due to recent weakness in market conditions, the ability to utilize the entirety of our European deferred tax asset was less likely than prior periods. Accordingly, the Company recorded a $117 million valuation allowance on all the deferred tax assets related to net operating loss carryforwards and deferred interest deductions related to the Company's European business. The Company will continue to monitor the recoverability of deferred tax assets on a quarterly basis. Additionally, in connection with this assessment, the Company wrote off certain deferred tax costs of $7 million.